NOVAWEST RESOURCES INC.

Suite 1000, The Marine Building, 355 Burrard Street, Vancouver, British Columbia, Canada V6C 2G8
Phone: (604) 683-8990 or Toll [redacted] (604) 574-5139
Website: www.novawest.com ovawest.com

For Immediate Release

$210,000 PRIVATE PLACEMENT

TSX Venture Exchange Listed - Canada
Trading Symbol – NVE
Website – http://www.novawest.com

S.E.C. Exemption 12(g)3-2(b)
File No. 82-3822
Standard & Poors Listed
Dun & Bradstreet Listed

October 27, 2003

NovaWest Resources Inc. (the "Company") Symbol "NVE" on the TSX Venture Exchange announces a non-brokered Private Placement, subject to regulatory approval, through the issuance of 600,000 units at a price of $0.35 per unit. Each unit consists of one common share and one share purchase warrant. Two warrants entitle the holder to purchase one additional common share at a price of $0.40 per share until December 30, 2004. A finder's fee will apply in this transaction in accordance with the policies of the TSX Venture Exchange. Ninety percent of proceeds of the financing will be flow-through and will be applied to the Company's Nickel Royale Ni-Cu-PGM project near Schreiber, Ontario; while the remaining ten percent will be applied to operating capital. The shares will be subject to the applicable hold period per TSX Venture Exchange policy. All terms are subject to the approval of the TSX Venture Exchange.

The 36,640-acre (810 claim) Nickel Royale project, in which the Company holds a 100% interest, is situated alongside Hwy #1, in the Hemlo-Schreiber Camp, west of Thunder Bay, Ontario. The Company considers the assemblage to be a large, strategically situated land package along an important belt that is in a particularly favourable setting for base metal and PGM exploration. This belt contains the Marathon deposit (34 mt Cu-Ni-PGMs) to the east being investigated by Geomacque, and the Nipigon Plate being investigated by others to the west. The belt, traditionally known for its VMS potential and the renown Hemlo gold deposits, appears to be evolving into an important locus for polymetallic sulphides rich in Ni-Cu-PGMs. The property is accessible by road and lies 9 miles west of the town of Schreiber, and is in close proximity (10km) to the Winston Lake polymetallic VMS mine (Inmet Mining).

The basemetal sulphide mineralization in the area is comprised of pyrrhotite-chalcopyrite-pyrite-pentlandite. Pentlandite, the Ni-bearing sulphide phase from the Company's Nickel Royale is particularly visible in cut and polished slabs and accounts for up to 15% of the sulphides. The sulphides occur as massive to net-texture and vein-like; Ni/Cu ratios exhibit a spread but average 3/1: Pd/Pt ratios average approximately 4/1. Sulphides from the Company's Nickel Royale property recalculated to 100% (Inco 1998) yielded grades up to 7.5% Ni, 6.6% Cu and 0.3% Co. Assays up to 6.23% Ni, 2.48% Cu, 0.34% Co, with PGMs, were reported in NovaWest's press release of January 2, 2002. Ontario Department of Mines results from two grab samples yielded 4.32% Ni - 1.07% Cu and 4.88% Ni - 0.10% Cu. Apparently, no work has been done to test the economic potential of these footwall anomalies. NovaWest presently views these footwall-hosted anomalies extending from the metal-rich sulphide embayment as expressions of footwall hosted sulphides; similar to the Cu-PGM rich sulphide deposits occurring in the immediate footwall to the massive sulphides localized within the basal embayments of the Sudbury Igneous Complex (SIC).

The Nickel Royale Property has excellent potential to host magmatic deposits of polymetallic sulphides formed during the emplacement of a much larger, younger-aged (Proterozoic), dominantly mafic igneous complex. Emplacement of said complex may have occurred in association with the development of the more extensive, rift-related, structures related to the mid-continental rifting. In overview, the Nickel Royale complex may have age and/or compositional similarities to the Duluth Complex, Marathon Complex (being evaluated by Geomacque), Bitterroot (investigated by Kennecott), and Sudbury. Readers are referred to the Company's June 7/01, January 2/02, April 4/02, April 17/02, and March 19/03 press releases on the Company's website at **www.novawest.com** for more details on the project.

On other business the Company announces that the private placement announced on September 19th, 2003 has been cancelled.

ON BEHALF OF THE BOARD OF DIRECTORS OF NOVAWEST RESOURCES INC.

"Patrick D. O'Brien"
Patrick D. O'Brien – Chairman

dlw 11/14

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.